Exhibit 99.1

Sprott Inc. Announces Results of its Annual and Special Meeting of Shareholders

Toronto, May 6, 2022 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today the results of its Annual and Special Meeting of shareholders held on May 6, 2022 (the “Meeting”). Sprott is pleased to announce that all resolutions put forward in the Management Information Circular dated March 22, 2022 (the “Circular”) to its shareholders were approved.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Sprott’s seven director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)
Ronald Dewhurst	98.554%	1.446%
Graham Birch	98.347%	1.653%
Peter Grosskopf	99.392%	0.608%
Barbara Connolly Keady	99.568%	0.432%
Sharon Ranson	97.038%	2.962%
Catherine Raw	99.560%	0.440%
Arthur Richards Rule IV	99.495%	0.505%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Sprott and the board of directors of Sprott were authorized to fix the auditors’ remuneration and terms of engagement.

Votes For (percent): 99.226%

Votes Withheld (percent): 0.774%

Amendment No. 2 to By-Law No.1

The Amendment No. 2 to By-Law No. 1 of Sprott as more particularly described in the Circular was approved.

Votes For (percent): 99.364%

Votes Against (percent): 0.636%

For further details on each of the above matters, please refer to the Circular available under Sprott’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.